ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC

Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

December 4, 2007

Contacts:
Ling Yun Wu	Michael Mandelbaum
Asia Pacific Wire & Cable	Mandelbaum & Morgan
(886) 2-2712-2558	(310) 785-0810

ASIA PACIFIC WIRE & CABLE FILES 2004 FINANCIAL RESULTS

Goal is to Bring Financial Reporting Up-to-Date during the First Half of 2008

Two Independent Directors Are Added to the Company’s Board

NEW YORK, NY  – December 4, 2007 – Asia Pacific Wire & Cable Corporation (Pink Sheets: AWRCF) (the “Company”) announced today that it completed and filed with the Securities and Exchange Commission the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.  The Company was able to successfully complete the audit of its 2004 financial statements after the reappointment of Ernst & Young LLP as independent auditors for that year at the Company’s Annual General Meeting of Shareholders held on September 7, 2007 (the “AGM”).

For 2004, the Company reported net sales of $269.1 million and a net loss of $(2.52 million), which equaled a loss of $(0.18) per share.  Further information regarding the Company’s financial results for 2004 may be obtained by reviewing the Annual Report on Form 20-F available at the SEC’s website located at www.sec.gov.

At the AGM, the shareholders of the Company approved the appointment of Mazars Moores Rowland Singapore LLP (“MMR”) as the independent auditors of the Company for the 2005, 2006 and current fiscal year.

MMR is an international, integrated and independent firm, specializing in audit, accounting, tax and advisory services.  MMR is also a member of Praxity, which it reports to be a global alliance of independent accounting firms represented in at least 65 countries with over 23,000 professionals and a combined annual turnover of greater than US$2.5 billion, ranking it among the top ten globally in its field.  The Company and MMR have commenced work on the review and audit of the financial results of the Company for 2005 and 2006, with a goal of filing with the SEC an annual report with audited financial statements for each of those periods as soon as practicable.

Subsequent to the AGM, the Company’s Board appointed Mr. Anson Chan and Dr. Yichin Lee to fill two casual vacancies that existed on the Board and to act as independent directors of the Company and constitute the members of the Audit Committee of the Board.  Mr. Chan also serves as the Chairman of the Audit Committee.  Mr. Chan is a Managing Director at the Bonds Group of Companies, which specializes in real estate development and investment.  Mr. Chan is also a certified public accountant in the USA and a chartered accountant in Canada.  Dr. Lee, who holds a doctorate degree in Resource Planning and Management from Stanford University, is the Managing Director of the Giant Consulting Firm, an affiliate of Booz Allen Hamilton.

Management is pleased to report to its shareholders that the Company believes it is now practicable that we will become current in our financial disclosure by the first half of this coming year.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company.  Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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